EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq ”)

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Early retirement of employees

Tel Aviv, Israel - May 24, 2018 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that the Company’s board of directors approved a plan for the early retirement of employees in 2018 at a cost of NIS 80 million, following a previous decision of the board of directors in March 2018, which approved early retirement at a cost of NIS 10 million in respect of the first quarter of 2018 (hereinafter together “the Retirement Plan”).

The Retirement Plan is for the early retirement of 75 employees in accordance with the terms of the collective agreement between the Company and the Labor Union and the New General Federation of Labor from December 2006, as amended in August 2015 (see section 2.9.4 of the Company’s Periodic Report for 2017).

In view of the above, the Company is expected to record an expense of NIS 80 million in its financial statements for the second quarter of 2018. This is in addition to an expense of NIS 10 million which was recorded in the Company’s financial statements for the first quarter of 2018.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.